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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 14, 2007

CHINA FORTUNE ACQUISITION CORP.
(Exact Name of Registrant as Specified in Charter)

Cayman Islands	000-52370	N/A
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

Jinmao Tower, 88 Century Boulevard, Suite 4403, Pudong, Shanghai, People’s Republic of China	200121
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: 86-21-5049-1188

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

CHINA FORTUNE ACQUISITION CORP.
(A CORPORATION IN THE DEVELOPMENT STAGE)

INDEX TO FINANCIAL STATEMENTS

Page

Financial Statements
Balance Sheet	F-2
Statement of Operations	F-3
Statement of Shareholders’ Equity	F-4
Statement of Cash Flows	F-5
Notes to Financial Statements	F-6 - F-13

CHINA FORTUNE ACQUISITION CORP.
(A CORPORATION IN THE DEVELOPMENT STAGE)
BALANCE SHEET
June 30, 2007

Assets
Current assets
Cash	5,783
Cash held in trust account
Deferred offering costs associated with IPO	143,765
Total current assets	149,549
Total assets	149,549

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Other payables, related party	125,000
Accrued expenses	4,461
Total current liabilities	129,461
Total liabilities	129,461

Stockholders’ equity:
Preferred shares, $.0001 par value	-
Authorized 1,000,000 shares; none issued
Ordinary shares, $.0001 par value	200
Authorized 25,000,000 shares
Issued and outstanding 2,000,000 shares
Additional paid-in capital	24,800
Deficit accumulated during the development stage	(4,911)
Total stockholders’ equity	20,088
Total liabilities and stockholders' equity	149,549

See notes to financial statements.

CHINA FORTUNE ACQUISITION CORP.
(A CORPORATION IN THE DEVELOPMENT STAGE)
STATEMENT OF OPERATIONS
For the Period January 1, 2007 to June 30, 2007

Operating expenses:	(225)
Income from operations	(225)
Income before income taxes	(225)
Income tax provision	-
Net income	(225)

Weighted average shares outstanding	2,000,000
Basic and diluted net loss per share	0.00

See notes to financial statements.

CHINA FORTUNE ACQUISITION CORP.
(A CORPORATION IN THE DEVELOPMENT STAGE)
STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY
For the Period January 1, 2007 to June 30, 2007

	Ordinary Shares		Additional Paid-in	Deficit Accumulated During the Development	Shareholders'
	Shares	Amount	Capital	Stage	Equity

Common shares issued August 18, 2006 at $.0125 per share	2,000,000	200	24,800	0	25,000

Net loss for the period				(4,912)	(4,912)

Balance at June 30, 2007	2,000,000	200	24,800	(4,912)	20,088

See notes to financial statements.

CHINA FORTUNE ACQUISITION CORP.
(A CORPORATION IN THE DEVELOPMENT STAGE)
STATEMENT OF CASH FLOWS
For the Period January 1, 2007 to June 30, 2007

Net income	(225)
Adjustment to reconcile net income to net cash used in operating activities	-
Change in operating assets/liabilitiesæ
Net cash provided by operating activities	(225)

Net cash used in investing activities	-
Cash held in trust account	-

Proceeds from sales of ordinary shares to founding shareholders	-
Proceeds from other payable due to related party	-
Gross proceeds from initial public offering	-
Proceeds from issuance of underwriter purchase option	-
Proceeds from private placement of insider units	-

Payment of costs associated with initial public offering	(30,000)
Net cash provided by financing activities	(30,000)

Increase/(decrease) in cash at bank and on hand	(30,225)

Cash at bank and on hand, beginning of period	36,009
Cash at bank and on hand , end of period	5,783

See notes to financial statements.

CHINA FORTUNE ACQUISITION CORP.
(A CORPORATION IN THE DEVELOPMENT STAGE)
NOTES TO FINANCIAL STATEMENTS
For the Period January 1, 2007 to June 30, 2007

NOTE 1 — ORGANIZATION AND BUSINESS OPERATIONS

China Fortune Acquisition Corp. (the “Company”) was incorporated in the Cayman Islands on August 18, 2006 as a blank check company whose objective is to acquire, through a stock exchange, asset acquisition or other similar business combination, an operating business, or control of such operating business through contractual arrangements, that has its principal operations located in the People’s Republic of China.

At June 30, 2007, the Company had not yet commenced any operations. All activity through June 30, 2007 relates to the Company’s formation and the proposed public offering described below. The Company has selected December 31 as its fiscal year-end.

The Company’s ability to commence operations is contingent upon obtaining adequate financial resources through a proposed public offering of up to 8,000,000 units (“Units”) which is discussed in Note 2 (“Proposed Offering”). Subsequent to June 30, 2007 the registration statement for the Company’s public offering (“Offering”) was declared effective July 17, 2007.

The Company consummated the Offering of 9,375,000 units on July 23, 2007 and received net proceeds of approximately $70,375,000 and $2,000,000 from the sale of Insider Units (Note 2). The Company’s management has broad discretion with respect to the specific application of the net proceeds of this Proposed Offering, although substantially all of the net proceeds of this Proposed Offering are intended to be generally applied toward consummating a business combination with an operating business that has its principal operations located in the People’s Republic of China (“Business Combination”). Furthermore, there is no assurance that the Company will be able to successfully effect a Business Combination. Upon the closing of the Offering an aggregate of $72,375,000 including the $2,000,000 proceeds of the Private Placement described in Note 2 and the $1,875,000 of deferred underwriters discounts described in Note 2, was placed in a trust account (“Trust Account”) and invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940 having a maturity of 180 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940 until the earlier of (i) the consummation of its first Business Combination and (ii) liquidation of the Company. The placing of funds in the Trust Account may not protect those funds from third party claims against the Company. Although the Company will seek to have all vendors, prospective target businesses and other entities it engages execute agreements with the Company waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account, there is no guarantee that they will execute such agreements.

The Company’s directors have agreed that they will be proportionally liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or by vendors or other entities that are owed money by the Company for services rendered contracted for or products sold to the Company. However, there can be no assurance that they will be able to satisfy those obligations. The remaining net proceeds (not held in the Trust Account) may be used to pay for business, legal and accounting due diligence on prospective acquisitions and continuing general and administrative expenses.

CHINA FORTUNE ACQUISITION CORP.
(A CORPORATION IN THE DEVELOPMENT STAGE)
NOTES TO FINANCIAL STATEMENTS
For the Period January 1, 2007 to June 30, 2007

NOTE 1 — ORGANIZATION AND BUSINESS OPERATIONS (Continued)

The Company, after signing a definitive agreement for the acquisition of a target business, is required to submit such transaction for shareholder approval. In the event that shareholders owning 30% or more of the shares sold in the Proposed Offering vote against the Business Combination and exercise their conversion rights described below, the Business Combination will not be consummated. All of the Company’s shareholders prior to the Proposed Offering, including all of the officers and directors of the Company (“Initial Shareholders”), have agreed to vote their 2,343,750 founding ordinary shares in accordance with the vote of the majority in interest of all other shareholders of the Company (“Public Shareholders”) with respect to any Business Combination. After consummation of a Business Combination, these voting safeguards will no longer be applicable.

With respect to a Business Combination which is approved and consummated, any Public Shareholder who voted against the Business Combination may demand that the Company convert his or her shares. The per share conversion price will equal the amount in the Trust Account, calculated as of two business days prior to the consummation of the proposed Business Combination, divided by the number of ordinary shares held by Public Shareholders at the consummation of the Proposed Offering. Accordingly, Public Shareholders holding 29.99% of the aggregate number of shares owned by all Public Shareholders may seek conversion of their shares in the event of a Business Combination. Such Public Shareholders are entitled to receive their per share interest in the Trust Account computed without regard to the shares held by Initial Shareholders.

CHINA FORTUNE ACQUISITION CORP.
(A CORPORATION IN THE DEVELOPMENT STAGE)
NOTES TO FINANCIAL STATEMENTS
For the Period January 1, 2007 to June 30, 2007

If the Company has not completed a Business Combination by July 23, 2009, its corporate existence will cease and it will dissolve and liquidate for the purposes of winding up its affairs. In the event of liquidation, it is likely that the per share value of the residual assets remaining available for distribution (including Trust Fund assets) will be less than the initial public offering price per share in the Proposed Offering (assuming no value is attributed to the Warrants contained in the Units to be offered in the Proposed Offering discussed in Note 2).

Loss per share is computed by dividing net loss by the weighted-average number of ordinary shares outstanding during the period.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Management does not believe that any recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying financial statements.

CHINA FORTUNE ACQUISITION CORP.
(A CORPORATION IN THE DEVELOPMENT STAGE)
NOTES TO FINANCIAL STATEMENTS
For the Period January 1, 2007 to June 30, 2007

NOTE 2 — PROPOSED PUBLIC OFFERING

The Proposed Offering calls for the Company to offer for public sale up to 8,000,000 Units at a proposed offering price of $8.00 per Unit (plus up to an additional 1,200,000 units solely to cover over-allotments, if any). Subsequently in July 2007, the Company completed its Offering in which it sold to the public 9,375,000 units (“Units”), at an offering price of $8.00 per Unit. Each Unit consists of one ordinary share of the Company and one Redeemable Purchase Warrant (“Warrants”). Each Warrant will entitle the holder to purchase from the Company one ordinary share at an exercise price of $6.00 commencing the later of the completion of a Business Combination and one year from the effective date of the Proposed Offering and expiring four years from the effective date of the Proposed Offering. The Company may redeem the Warrants, at a price of $.01 per Warrant upon 30 days’ notice while the Warrants are exercisable, only in the event that the last sale price of the ordinary shares is at least $11.50 per share for any 20 trading days within a 30 trading day period ending on the third day prior to the date on which notice of redemption is given. If the Company redeems the Warrants as described above, management will have the option to require any holder that wishes to exercise his Warrant to do so on a "cashless basis." In such event, the holder would pay the exercise price by surrendering his Warrants for that number of ordinary shares equal to the quotient obtained by dividing (x) the product of the number of ordinary shares underlying the Warrants, multiplied by the difference between the exercise price of the Warrants and the "fair market value" (defined below) by (y) the fair market value. The "fair market value" shall mean the average reported last sale price of the ordinary shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to holders of Warrants. In accordance with the warrant agreement relating to the Warrants to be sold and issued in the Proposed Offering, the Company is only required to use its best efforts to maintain the effectiveness of the registration statement covering the Warrants. The Company will not be obligated to deliver securities, and there are no contractual penalties for failure to deliver securities, if a registration statement is not effective at the time of exercise. Additionally, in the event that a registration is not effective at the time of exercise, the holder of such Warrant shall not be entitled to exercise such Warrant and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle the warrant exercise. Consequently, the Warrants may expire unexercised and unredeemed.

CHINA FORTUNE ACQUISITION CORP.
(A CORPORATION IN THE DEVELOPMENT STAGE)
NOTES TO FINANCIAL STATEMENTS
For the Period January 1, 2007 to June 30, 2007

NOTE 2 — PROPOSED PUBLIC OFFERING (Continued)

The Company will pay the underwriters in the Proposed Offering an underwriting discount of 5.5% of the gross proceeds of the Proposed Offering and a non-accountable expense allowance of 0.5% of the gross proceeds of the Proposed Offering. However, the underwriters have agreed that 2.5% of the underwriting discounts will not be payable unless and until the Company completes a Business Combination and have waived their right to receive such payment upon the Company’s liquidation if it is unable to complete a Business Combination. The Company will also issue a unit purchase option, for $100, to EarlyBirdCapital, Inc. (“EBC”), the representative of the underwriters in the Proposed Offering, to purchase 400,000 Units at an exercise price of $10.00 per Unit. The Units issuable upon exercise of this option are identical to the Units being offered in the Proposed Offering. The Company intends to account for the fair value of the unit purchase option, inclusive of the receipt of the $100 cash payment, as an expense of the Proposed Offering resulting in a charge directly to shareholders’ equity. The Company estimates that the fair value of this unit purchase option is approximately $1.2 million ($2.99 per Unit) using a Black-Scholes option-pricing model. The fair value of the unit purchase option granted to the underwriter is estimated as of the date of grant using the following assumptions: (1) expected volatility of 42.88%, (2) risk-free interest rate of 4.74% and (3) expected life of 5 years. The Company will have no obligation to net cash settle the exercise of the unit purchase option or the Warrants underlying the unit purchase option. The holder of the unit purchase option will not be entitled to exercise the unit purchase option or the Warrants underlying the unit purchase option unless a registration statement covering the securities underlying the unit purchase option is effective or an exemption from registration is available. If the holder is unable to exercise the unit purchase option or underlying Warrants, the unit purchase option or Warrants, as applicable, will expire worthless.

CHINA FORTUNE ACQUISITION CORP.
(A CORPORATION IN THE DEVELOPMENT STAGE)
NOTES TO FINANCIAL STATEMENTS
For the Period January 1, 2007 to June 30, 2007

NOTE 3 — DEFERRED OFFERING COSTS

Deferred offering costs consist principally of legal and underwriting fees incurred through the balance sheet date that are directly related to the Proposed Offering and that will be charged to shareholders’ equity upon the receipt of the capital raised.

NOTE 4 — NOTE PAYABLE, RELATED PARTY

The Company issued a $125,000 principal amount unsecured promissory note to Mr. Bo Yu, the Company’s Chairman and Chief Executive Officer. The note is non-interest bearing is payable on the earlier of September 1, 2007 or the consummation of the Proposed Offering. Due to the short-term nature of the note, the fair value of the note approximates its carrying amount. The note was repaid subsequent to June 30, 2007 from the proceeds of the offering.

NOTE 5 — COMMITMENTS

The Company presently occupies office space provided by an affiliate of the Company’s officers and directors. Such affiliate has agreed that, until the Company consummates a Business Combination, it will make such office space, as well as certain office and secretarial services, available to the Company, as may be required by the Company from time to time. The Company has agreed to pay such affiliate $7,500 per month for such services commencing on the effective date of the Proposed Offering.

The Initial Shareholders have executed letter agreements with the Company and EBC, waiving their rights to receive distributions with respect to their founding shares upon the Company’s liquidation.

The Company’s Chairman and Chief Executive Officer committed to purchase 250,000 Units (“Insider Units”) at $8.00 per Unit (for an aggregate purchase price of $2,000,000) privately from the Company. This purchase took place simultaneously with the consummation of the Offering. All of the proceeds received from this purchase have been placed in the Trust Account. The Insider Units purchased by such officer are identical to the Units offered in the Offering except that the Warrants underlying the Insider Units may be exercisable on a “cashless basis,” at the holder’s option (except in the case of a forced cashless exercise upon the Company’s redemption of the Warrants, as described above), so long as such securities are held by such officer or his affiliates. Additionally, such officer has waived his right to receive distributions upon the Company’s liquidation prior to a Business Combination with respect to the securities underlying these Insider Units. Furthermore, the officer has agreed that the Insider Units and underlying securities will not be sold or transferred by him until after the Company has completed a Business Combination.

CHINA FORTUNE ACQUISITION CORP.
(A CORPORATION IN THE DEVELOPMENT STAGE)
NOTES TO FINANCIAL STATEMENTS
For the Period January 1, 2007 to June 30, 2007

NOTE 5 — COMMITMENTS (Continued)

The Initial Shareholders and the holders of the Insider Units (or underlying securities) will be entitled to registration rights with respect to their founding shares or Insider Units (or underlying securities) pursuant to an agreement to be signed prior to or on the effective date of the Proposed Offering. The holders of the majority of the founding shares are entitled to make up to two demands that the Company register such shares. The holders of the majority of the founding shares can elect to exercise these registration rights at any time commencing three months prior to the date on which these ordinary shares are to be released from escrow. The holders of the Insider Units (or underlying securities) are entitled to demand that the Company register these securities at any time after the Company consummates a Business Combination. In addition, the Initial Shareholders and holders of the Insider Units (or underlying securities) have certain “piggy-back” registration rights on registration statements filed after the Company’s consummation of a Business Combination.

EBC will be engaged by the Company to act as the Company’s non exclusive investment banker in connection with a proposed Business Combination. For assisting the Company in structuring and negotiating the terms of a Business Combination, the Company will pay EBC a cash transaction fee equal to 1% of the total consideration paid in connection with the Business Combination, with a maximum fee to be paid of $640,000. Additionally, the Company has agreed to pay the fees and issue the securities to the underwriters in the Proposed Offering as described in Note 2 above.

CHINA FORTUNE ACQUISITION CORP.
(A CORPORATION IN THE DEVELOPMENT STAGE)
NOTES TO FINANCIAL STATEMENTS
For the Period January 1, 2007 to June 30, 2007

NOTE 6 — PREFERRED SHARES

The Company is authorized to issue 1,000,000 preferred shares with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

The agreement with the underwriters prohibits the Company, prior to a Business Combination, from issuing preferred shares which participates in the proceeds of the Trust Account or which votes as a class with the ordinary shares on a Business Combination.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHINA FORTUNE ACQUISITION CORP.

Date: August 15, 2007	By:	/s/ Yufeng Zhang
Yufeng Zhang
Chief Financial Officer, Secretary and Treasurer